Exhibit 99.2

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark Chief Executive Officer March 5, 2010	Bryan K. Davis Senior Vice President and Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Properties Corporation

We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “company”) as at December 31, 2009 and 2008, and the related consolidated statements of income, changes in common equity, comprehensive income and cashflow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion on the company's internal control over financial reporting.

Toronto, Canada March 5, 2010	Independent Registered Chartered Accountants Licensed Public Accountants

Comments by Independent Registered Chartered Accountants on Canada –
United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements.  As described in Note 2, the company has changed its method of accounting for intangible assets and deferred costs in 2009 due to the adoption of the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3064, “Goodwill and Intangible Assets.”  In addition, as described in Note 2, the company has adopted amendments to CICA Handbook Section 3862, and “Financial Instruments – Disclosures”, which require the company to make discloses surrounding fair value financial instruments based on a three-level hierarchy that distinguishes between fair values obtained from independent sources versus the company’s own assumptions about market values.   Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 5, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada March 5, 2010	Independent Registered Chartered Accountants Licensed Public Accountants

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2009, Brookfield Properties Corporation’s internal control over financial reporting is effective.  There are no material weaknesses that have been identified by Management.

Brookfield Properties Corporation's internal control over financial reporting as at December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties Corporation’s consolidated financial statements for the year ended December 31, 2009, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, expressed an unqualified opinion on the effectiveness of Brookfield Properties Corporation's internal control over financial reporting.

Richard B. Clark Chief Executive Officer March 5, 2010	Bryan K. Davis Senior Vice President and Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Properties Corporation

We have audited the internal control over financial reporting of Brookfield Properties Corporation and subsidiaries (the “company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the company and our report dated March 5, 2010 expressed an unqualified opinion on those financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

Toronto, Canada March 5, 2010	Independent Registered Chartered Accountants Licensed Public Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2009	2008(1)
Assets
Commercial properties	4	$14,953	$14,901
Commercial developments	5	1,313	1,225
Residential developments	6	1,259	1,196
Receivables and other	7	1,952	918
Intangible assets	8	517	637
Restricted cash and deposits	9	101	116
Cash and cash equivalents	27	176	157
Assets related to discontinued operations	10	299	290
		$20,570	$19,440
Liabilities
Commercial property debt	11	$11,319	$11,505
Accounts payable and other liabilities	12	1,100	1,241
Intangible liabilities	13	581	707
Future income tax liabilities	14	208	174
Liabilities related to discontinued operations	10	174	217
Capital securities – corporate	15	1,009	882
Capital securities – fund subsidiaries	16	415	711
Non-controlling interests – fund subsidiaries	16	51av1	212
Non-controlling interests – other subsidiaries	17	64	68
Preferred equity – subsidiaries	18	363	313
Shareholders’ equity
Preferred equity – corporate	19	304	45
Common equity	20	4,522	3,365
		$20,570	$19,440

See accompanying notes to the consolidated financial statements
(1) Comparative figures have been restated to conform to the current year’s presentation. Refer to Note 2

On behalf of the Board,

Gordon E. Arnell Chairman	Richard B. Clark Chief Executive Officer

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2009	2008
Total revenue	22	$2,676	$2,773
Net operating income
Commercial property operations	22	$1,322	$1,308
Residential development operations	22	114	144
Interest and other	22	44	67
		1,480	1,519
Interest expense
Commercial property debt		531	625
Capital securities – corporate		53	57
Capital securities – fund subsidiaries	16	(26)	(70)
General and administrative expense		111	118
Non-controlling interests
Fund subsidiaries	16	31	(22)
Other subsidiaries		11	20
Depreciation and amortization		495	539
Income taxes	14	66	(429)
Other	23	(45)	(24)
Net income from continuing operations		253	705
	10	64	(5)
Net income		$317	$700
Earnings per share – basic and diluted	20
Continuing operations		$0.57	$1.79
Net income		$0.72	$1.77

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

December 31 (US Millions)	Note	2009	2008
Common shares
Balance, beginning of year		$2,274	$2,282
Shares repurchased		—	(13)
Dividend reinvestment	20	5	—
Proceeds from shares issued on exercise of options	20	2	5
Proceeds from shares issued on share offering	20	1,022	—
Balance, end of year		3,303	2,274

Contributed surplus
Balance, beginning of year		—	—
Shares repurchased		—	(6)
Stock-based compensation awards	21	6	6
Balance, end of year		6	—

Retained earnings
Balance, beginning of year		1,098	659
Net income		317	700
Shareholder distributions
Preferred share dividends – corporate	20	(7)	(3)
Common share dividends		(250)	(220)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(21)
Restatement for cumulative impact of changes in accounting policies	2	—	(17)
Balance, end of year		1,158	1,098

Accumulated other comprehensive income (loss)
Balance, beginning of year		(7)	92
Other comprehensive income (loss) for the year		62	(99)
Balance, end of year	20	55	(7)
Total retained earnings and accumulated other comprehensive income (loss)		1,213	1,091
Total common equity		$4,522	$3,365

See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Income

Years ended December 31 (US Millions)	Note	2009	2008
Net income		$317	$700
Other comprehensive income (loss)
Change in foreign currency translation gains (losses) on investments in subsidiaries		189	(307)
Net (losses) gains arising from hedges of net investments in subsidiaries, net of taxes of nil (2008 - $49 million)		(119)	228
Net (losses) gains on derivatives designated as cash flow hedges		(4)	2
Reclassification to earnings of foreign exchange gains	23	(6)	(24)
Reclassification to earnings of losses on cash flow hedges, net of taxes		2	2
Total other comprehensive income (loss)		62	(99)
Comprehensive income		$379	$601

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2009	2008
Operating activities
Net income		$317	$700
Depreciation and amortization		502	555
Future income taxes		62	(399)
Foreign exchange	23	(6)	(24)
Gain on restructuring of U.S. Office Fund	23	(39)	—
Impairment loss	10	—	147
Gain from discontinued operations	10	(50)	(164)
Amortization of value of acquired operating leases to rental revenue, net	22	(123)	(139)
Straight-line rent, net		(20)	(35)
Accretion of debt discount and transaction costs		18	16
Stock option and deferred share unit grant expense	21	6	6
Non-controlling interests – fund and other subsidiaries		42	(2)
Non-cash component of capital securities – fund subsidiaries	16	(73)	(93)
Income from equity-accounting investments		(3)	(9)
Distributions received from equity-accounted investments		—	3
Deferred leasing costs		(39)	(49)
Increase in land and housing inventory		41	(148)
Working capital and other		(64)	94
		571	459
Financing activities and capital distributions
Commercial property debt arranged		430	1,079
Commercial property debt repaid		(478)	(1,184)
Corporate credit facilities arranged		212	270
Corporate credit facilities repaid		(439)	(346)
Other debt arranged	12	92	—
Capital securities arranged – fund subsidiaries		5	54
Capital securities redeemed – fund subsidiaries		(27)	(20)
Non-controlling interest contributions arranged – fund subsidiaries		6	16
Land development debt arranged		60	103
Land development debt repaid		(375)	(91)
Distributions to non-controlling interests		(20)	(36)
Common shares issued	20	1,016	5
Preferred shares issued	19	259	—
Common shares repurchased		—	(40)
Preferred share dividends	20	(7)	(3)
Common share dividends		(245)	(220)
		489	(413)
Investing activities
Loans arranged		(128)	(9)
Loans collected		20	44
Loans receivable from affiliate	29	(648)	―
Acquisitions of commercial properties	27	—	(16)
Proceeds from sale of commercial properties, net	27	16	420
Restricted cash and deposits	9	15	35
Commercial development and redevelopment investments		(147)	(394)
Commercial property tenant improvements		(112)	(106)
Capital expenditures		(57)	(77)
		(1,041)	(103)
Increase (decrease) in cash resources		19	(57)
Opening cash and cash equivalents		157	214
Closing cash and cash equivalents		$176	$157

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: SUMMARY OF ACCOUNTING POLICIES

(a) General

The consolidated financial statements of Brookfield Properties Corporation (“Brookfield Properties” or “the company”) are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(b) Principles of consolidation

The consolidated financial statements include:

(i)
the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(ii)
the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(iii)
the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “U.S. Office Fund”) and the accounts of the U.S. Office Fund’s incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures; and

(iv)
the accounts of WFP Limited (“WFPL”) and the accounts of WFPL’s incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenues and expenses of such ventures.

The company’s ownership interests in operating entities which are not wholly owned, other than property-level joint ventures, are as follows:

(i)	Brookfield Financial Properties: The company owns a 99.4% limited partnership interest and a 100% managing general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89.7% on an equity basis and 56.1% on a voting basis of the common shares of BPO Properties.

(iii)
U.S. Office Fund: The company owns an indirect 47% economic interest in the US Office Fund through its 7% equity interest in Brookfield Properties Office Partners, Inc. and its 76% equity interest in BPOP Holdings (US) LLC, which hold 14% and 60%  interests, respectively, in the legal equity of TRZ Holdings LLC. The company has determined that TRZ Holdings LLC is a variable interest entity. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.

(iv)  WFPL: The company owns 100% of non-voting common shares of WFPL. The company has determined that WFPL is a variable interest entity. The company consolidates WFPL and the underlying residential development operations as, through its subsidiaries, it will absorb the majority of the variability of WFPL’s operations.

(c) Properties

(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. Depreciation on buildings and amortization on tenant improvements and acquired tenant relationships are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

The unamortized balance of above- and below- market leases, lease origination costs and tenant relationships is included in intangible assets or intangible liabilities, as appropriate.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Leasing costs, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. The unamortized balance is included in commercial properties.

Lease termination fees are recognized at the time the tenant forgoes the rights and obligations associated with the use of the property.

(ii)	Commercial developments
Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For commercial development properties, an impairment loss is recognized when an asset group’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments
Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. For residential developments, an impairment loss is recognized when the carrying value of the land exceeds its undiscounted future net cashflow. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iv)	Discontinued operations
Properties that qualify as “held for sale” pursuant to the criteria of CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items related to any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.

(d) Capitalized costs

Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest, certain general and administrative costs, and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development and initial leasing period is treated as a reduction of costs.

(e) Tenant improvements

The company's lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by the company pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the company, the improvements are accounted for as an addition to commercial property and depreciated on a straight-line basis over their estimated useful life. If the company determines that it is not the owner of the tenant improvements, the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which are amortized to revenue over the term of the lease.

(f) Stock-based compensation

The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

(g) Revenue recognition

(i)	Commercial properties
The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the company is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The company considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(ii)	Residential properties
Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing, at which time all proceeds are received or collectability is assured.

(iii)  Performance and management fee revenue

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term. Management fees are recognized when they are earned according to the terms of the management contract.

(h) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(i) Reporting currency and foreign currency translation

The consolidated financial statements are presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. The company’s operations in Canada are primarily self-sustaining in nature and, as such, are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income as foreign currency translation gains or losses. Gains or losses on foreign currency denominated financial instruments and derivatives that are designated as hedges of the net investments in these subsidiaries are also reported in other comprehensive income, net of related future income taxes.

Foreign currency denominated monetary assets and liabilities of the company and its integrated subsidiaries are translated at the rate of exchange prevailing at period-end and any resulting translation gains or losses are included in net income. Related revenues and expenses are translated at average rates during the period.

All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and fair values, the allocation of purchase prices to components of commercial properties and businesses acquired, the useful lives and residual values for depreciation and amortization, the allocation of residential development costs across phases and communities, the company’s ability to utilize tax losses and the rates at which those losses will be realized, the selection of discount and capitalization rates used to fair value assets, the effectiveness of hedges and the fair value of financial instruments for disclosure purposes.

(k) Financial instruments and derivatives

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition in the consolidated balance sheets. Measurement subsequent to initial recognition depends on the financial instruments classification which is determined by the purpose for which the instrument was acquired or issued, the instruments’ characteristics and the company’s designation of the instrument. Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. The company includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available for sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in other comprehensive income (“OCI”). The company does not hold any financial instruments that are classified as held to maturity.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in an effective cashflow or net investment hedging relationship. The company has reviewed contracts entered or amended since January 1, 2001 for embedded derivatives.

The company presents financial assets on the consolidated balance sheet in receivables and other; restricted cash and deposits; and cash and cash equivalents. Non-derivative financial assets presented in receivables and other include assets classified as loans and receivables and carried at amortized cost and available-for-sale financial assets. Derivatives and embedded derivatives with a favorable fair value to the company are presented in receivables and other at fair value. Restricted cash and deposits and cash and cash equivalents are classified as held for trading and measured at fair value at the balance sheet date.

The company presents financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. All of the company’s non-derivative financial liabilities are classified as other liabilities and measured at amortized cost following the effective interest method. Derivatives and embedded derivatives with an unfavorable fair value to the company are presented in accounts payable and other liabilities at fair value.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the variability in the cashflows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested deferred share units are recorded in general and administrative expense together with the corresponding compensation expense. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.

(l) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset are no longer eligible for capitalization. The company adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, the company has adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is applicable to the annual consolidated financial statements of the company for the year ended December 31, 2009. The adoption of EIC-173 did not have a material impact on the company’s consolidated financial statements.

Financial Instruments

In June 2009, the CICA issued amendments to Section 3862, “Financial Instruments – Disclosures” effective for the company’s December 31, 2009 financial statements. The amendments require the company to classify and disclose financial instruments presented at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and market value determined based on the company’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs are not based on observable market data. The section has also been amended to require additional liquidity risk disclosures. See Note 26 for further detail.

Also in June 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement” effective for the company’s December 31, 2009 financial statements. The amendments clarified the application of Section 3855 with respect to the effective interest method, reclassification of financial instruments with embedded derivatives, eliminated the distinction between debt securities and other debt instruments, and changed the categories to which debt instruments are required or are permitted to be classified. These amendments did not have a significant impact on the consolidated financial statements.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards, Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards (“IFRS”) in 2011. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These standards must be adopted concurrently with Section 1582.

International Financial Reporting Standards

The Canadian Accounting Standards Board has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. The company has elected to early-adopt IFRS effective for interim and annual periods commencing January 1, 2010, including the preparation and reporting of one year of comparative figures.

NOTE 4: COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	2009	2008
Commercial properties
Land	$2,706	$2,697
Building and improvements	13,906	13,501
Total commercial properties	16,612	16,198
Less: Accumulated depreciation and amortization	(1,659)	(1,297)
Total	$14,953	$14,901

(a) Commercial properties, carried at a net book value of approximately $3,129 million (2008 - $3,117 million), are situated on land held under leases or other agreements largely expiring after the year 2065. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $1,571 million in total on an undiscounted basis.

(b) Depreciation and amortization on commercial properties for the year ended December 31, 2009 was $377 million (2008 - $381 million).

(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2009	2008
Assets	$3,175	$2,982
Liabilities	1,731	1,650
Revenues	486	519
Expenses	235	269
Net income(1)	137	132
Cashflow from operating activities	192	222
Cashflow (used in) from financing activities	(8)	34
Cashflow (used in) from investing activities	(46)	(73)

(1) Future income taxes are not reflected here as they are recorded at the corporate level

NOTE 5: COMMERCIAL DEVELOPMENTS

During 2009, the company capitalized a total of $160 million (2008 - $379 million) of costs related to commercial developments. Included in this amount is $90 million (2008 - $321 million) of construction and related costs and $50 million (2008 - $62 million) of interest capitalized to the company’s commercial development sites; offset by $10 million of capitalized net operating income  for the year ended December 31, 2009 (2008 - $4 million). Also included in this amount is $30 million of tenant improvements for the year ended December 31, 2009 (2008 - nil).

NOTE 6: RESIDENTIAL DEVELOPMENTS

Residential developments consist of the following:

(Millions)	2009	2008
Land under development	$361	$390
Housing inventory	101	88
Land held for development	797	718
Total	$1,259	$1,196

During 2009, the company capitalized interest totaling $22 million (2008 - $30 million) related to residential.

Residential developments of $767 million are pledged as security for land development debt (December 31, 2008 - $645 million).

NOTE 7: RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	2009	2008
Accounts receivable	$136	$137
Straight-line rent and free rent receivables	438	409
Loan receivable from affiliate(1)	648	―
Investments	96	―
Residential receivables and other assets	343	241
Prepaid expenses and other assets	291	131
Total	$1,952	$918
(1)Refer to Note 29 for further details

Included in prepaid expenses and other assets is a $128 million investment in loans secured by commercial property with a face value of approximately $190 million bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012. These loans are classified as loans and receivables and, accordingly, carried at amortized cost.

Investments includes the company’s retained interests in 1625 Eye Street in Washington, D.C., following a transaction in the fourth quarter of 2009 that diluted the company’s ownership interest in the property by 90% (refer to Note 10). In connection with this transaction, the company received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount of $92 million (refer to Note 12). The company also retained a 10% common equity interest initially recorded at $4 million. Following the transaction, the company neither controls nor exercises significant influence over 1625 Eye Street. These equity interests are classified as available-for-sale.

NOTE 8: INTANGIBLE ASSETS

The components of intangible assets are as follows:

(Millions)	2009	2008
Intangible assets
Lease origination costs	$335	$382
Tenant relationships	431	499
Above-market leases and below-market ground leases	58	66
	824	947
Less accumulated amortization
Lease origination costs	(178)	(151)
Tenant relationships	(111)	(138)
Above-market leases and below-market ground leases	(18)	(21)
Total net	$517	$637

NOTE 9: RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $101 million at December 31, 2009 (December 31, 2008 – $116 million).

NOTE 10: DISCONTINUED OPERATIONS

During the fourth quarter of 2009, the company sold One Bethesda Center and entered into a transaction that diluted its ownership interest in 1625 Eye Street in Washington, D.C. by 90%, resulting in the recognition of a gain of $50 million. The company retained a 10% ownership interest in 1625 Eye Street and will continue to manage the property (refer to Note 7).

At December 31, 2009, the four properties that comprise the company’s Minneapolis portfolio namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as discontinued operations. The company still intends to exit this market through the sale of these properties and continues to make adjustments to its marketing efforts in response to current market conditions. The properties were classified as discontinued operations at December 31, 2008, which resulted in the recognition of an impairment loss on these properties of $140 million, net of taxes of $7 million.

The following table summarizes the income (loss) and gains from discontinued operations:

(Millions, except per share information)	2009	2008
Revenue	$88		$108
Operating expenses	(40)		(53)
	48		55
Interest expense	(24)		(31)
Depreciation and amortization	(7)		(16)
Income from discontinued operations prior to gains, impairments and taxes	17		8
Gain from discontinued operations	50		164
Impairment loss	―		(147)
Future income taxes	(3)		(30)
Income (loss) and gains from discontinued operations	$64		$(5)
Income (loss) and gains from discontinued operations per share – basic and diluted	$0.15	$	―

NOTE 11: COMMERCIAL PROPERTY DEBT

Commercial property debt includes $11,375 million (December 31, 2008 - $11,379 million) of debt that is secured by commercial properties and commercial developments, and $100 million (December 31, 2008 - $325 million) of corporate facilities that are not secured.

The weighted average interest rate at December 31, 2009 was 4.81% (December 31, 2008 - 5.07%). Approximately 57% of the company’s outstanding debt at December 31, 2009 is fixed rate debt (December 31, 2008 - 55%). Approximately 96% of the company’s outstanding debt at December 31, 2009 is non-recourse to the company (December 31, 2008 - 94%).

Commercial property debt includes $1,689 million (2008 - $1,303 million) repayable in Canadian dollars of C$1,777 million (2008 - C$1,591 million), all of which is payable by self-sustaining foreign subsidiaries.

Included in total commercial property debt is $15 million (December 31, 2008 - $11 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method. Also included in the total commercial property debt is $27 million (December 31, 2008 – nil) of unamortized debt discount, originally recognized as a result of the reorganization of the U.S. Office Fund during the year (see Note 16). This amount will be amortized over the remaining term of the U.S. Office Fund pool debt as an adjustment to interest expense following the effective interest method.

Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(1)	Dec. 31, 2009
2010	$175	$553	$728	3.65%
2011(2)	209	4,671	4,880	3.34%
2012	204	371	575	6.02%
2013	65	1,365	1,430	5.89%
2014	44	1,204	1,248	5.22%
2015 and thereafter	664	1,950	2,614	6.18%
Total commercial property debt	$1,361	$10,114	$11,475	4.81%

(1) Includes $156 million of commercial property debt related to discontinued operations at December 31, 2009
    (December 31, 2008 - $199 million)
(2) Corporate mezzanine debt of $3,067 million within the U.S. Office Fund matures in 2011

NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2009	2008
Accounts payable and accrued liabilities	$693	$598
Straight-line rent payable	82	70
Residential payables and accrued liabilities	148	139
Land development debt	177	434
Total	$1,100	$1,241

Included in accounts payable and accrued liabilities is a loan payable of $92 million maturing in 2019, bearing interest at 7% and secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. (refer to Note 7).

Land development debt of $177 million (December 31, 2008 - $434 million) is secured by the underlying properties of the company’s residential development business. The weighted average interest rate on these advances as at December 31, 2009 was 4.01% (December 31, 2008 – 3.87%). Approximately 16% of the company’s outstanding land development debt at December 31, 2009 is fixed rate debt (December 31, 2008 – 8%).

Land development debt totaling $131 million is due by the end of 2010, with the remaining balance due prior to 2015 as follows:

Weighted Average		Principal Repayments
	Interest Rate at									2015	2009	2008
(Millions)	Dec. 31, 2009	2010	2011	2012		2013		2014	& Beyond		Total	Total
Land development debt	4.01%	$131	$43	$3	$	―	$	―	$	―	$177	$434

NOTE 13: INTANGIBLE LIABILITIES

The components of intangible liabilities are as follows:

(Millions)	2009	2008
Intangible liabilities
Below-market leases	$937	$996
Above-market ground lease obligations	44	40
	981	1,036
Less accumulated amortization
Below-market leases	(390)	(322)
Above-market ground lease obligations	(10)	(7)
Total net	$581	$707

NOTE 14: INCOME TAXES

Sources of future income tax balances are as follows:

(Millions)	2009	2008
Future income tax assets:
Loss carryforwards	$190	$170
Deferred financing costs	24	6
	214	176
Future income tax liabilities:
Properties	394	277
Deferred revenue	26	41
Other	2	32
	422	350
Net future income tax liabilities	$208	$174

The company and its Canadian subsidiaries have future income tax assets of $50 million (December 31, 2008 - $45 million) that relate to non-capital losses which expire over the next 20 years and $76 million (December 31, 2008 - $73 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $64 million (December 31, 2008 - $52 million) that relate to net operating losses which expire over the next 20 years.

The components of income tax expense are as follows:

(Millions)	2009	2008
Income tax expense at the Canadian federal and provincial income
tax rate of 33.0% (2008 – 33.5%)	$105	$96
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	18	19
Lower income tax rates in other jurisdictions	(38)	(38)
Change in tax rate applicable to temporary differences	42	(479)
Foreign exchange gains and losses	(3)	(49)
Change in future Canadian tax rates	(9)	—
Tax asset previously not recognized	(35)	—
Gain on restructuring of U.S. Office Fund	(13)	—
Other	(1)	22
Total net	$66	$(429)

In the current year, a change in tax jurisdiction in which the company’s interest in the U.S. Office Fund is held resulted in a 2.25% increase in the tax rate applicable to taxable temporary differences in the Fund, which accounted for $42 million of tax expense in 2009.

In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The company’s initial REIT election was effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company determined that BPI substantially met the qualifications for REIT status as of December 31, 2008 and accordingly determined that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years.

NOTE 15: CAPITAL SECURITIES - CORPORATE

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2009(1)		2008(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		190		163
Class AAA Series G	4,400,000	5.25%		109		109
Class AAA Series H	8,000,000	5.75%		189		162
Class AAA Series I	8,000,000	5.20%		190		164
Class AAA Series J	8,000,000	5.00%		190		163
Class AAA Series K	6,000,000	5.20%		141		121
Total				$1,009		$882

(1) Net of transaction costs of $3 million at December 31, 2009 (December 31, 2008 - $6 million) which are amortized to interest expense over the life of the securities following the effective interest method
(2) Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM – refer to Note 29

Capital securities – corporate includes $900 million (2008 – $773 million) repayable in Canadian dollars of C$947 million (2008 – C$944 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

 (1) Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)  Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)  Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)  Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 16: U.S. OFFICE FUND

During the second quarter of 2009, the company completed a reorganization of the various interests in the U.S. Office Fund held by the company and its partners. Following the reorganization, the company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”). The company will continue to consolidate TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	2009		2008
Capital securities – fund subsidiaries
Debt securities	$	―	$240
Redeemable equity interests		415	471
		415	711
Non-controlling interests – fund subsidiaries		511	212
Total		$926	$923

As a result of the reorganization of investors’ interests in the U.S. Office Fund, the debt securities, which consisted of partner contributions to the U.S. Office Fund by way of an unsecured debenture, were redeemed for consideration in the form of a non-controlling equity interest having a carrying value of approximately $227 million, which resulted in a dilution gain of $33 million, net of $6 million of related transaction costs (refer also to Note 23). The company also increased its ownership in the U.S. Office Fund in exchange for the assumption of debt from certain of its partners, which has been reflected through an increase in commercial properties of $26 million, a decrease in commercial property debt of $35 million, an increase in future income taxes of approximately $10 million, and additional non-controlling interests of approximately $45 million. The excess of the net assets recognized over the additional non-controlling interests is recorded as an additional gain in the consolidated statement of income. No cash consideration was paid or received by the company or its partners in connection with the reorganization.

Redeemable equity interests include $398 million (December 31, 2008 - $426 million) representing the equity interest in the U.S. Office Fund held by Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the put or the call closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone's equity interest is classified as a liability (Capital securities – fund subsidiaries) in Brookfield Properties' financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone's put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests consists of $17 million (December 31, 2008 - $45 million) of redeemable preferred securities bearing interest at 6%.

Non-controlling interests - fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.

The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

(Millions)	2009	2008
Interest expense – capital securities	$47	$23
Non-cash component(1)	(73)	(93)
Total interest expense – capital securities – fund subsidiaries	$(26)	$(70)

(1) Represents co-investors’ share of non-cash items, such as depreciation and amortization

(Millions)	2009	2008
Non-controlling interests	$111	$74
Non-cash component(1)	(80)	(96)
Non-controlling interests – fund subsidiaries	$31	$(22)

(1)Represents co-investors’ share of non-cash items, such as depreciation and amortization

NOTE 17: NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES

Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others' Equity Ownership	2009	2008
Common shares of BPO Properties(1)	10.3%	$40	$45
Limited partnership units of Brookfield Financial Properties	0.6%	15	13
UCAR joint venture(2)	50.0%	9	10
Total		$64	$68

(1) Canadian dollar denominated
(2) Joint venture to develop residential building lots

NOTE 18: PREFERRED EQUITY – SUBSIDIARIES

Subsidiaries’ preferred shares outstanding total $363 million (December 31, 2008 - $313 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2009	2008
BPO Properties	1,805,489	Series G	70% of bank prime	$43	$37
	3,816,527	Series J	70% of bank prime	91	78
	300	Series K	30-day BA + 0.4%	142	124
	2,847,711	Series M	70% of bank prime	68	58
	800,000	Series N	30-day BA + 0.4%	19	16
Total				$363	$313

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

NOTE 19: PREFERRED EQUITY – CORPORATE

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2009	2008
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	—
Total			$304	$45

During the third quarter of 2009, the company issued 11.5 million Class AAA Series L preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $259 million, net of share issuance costs of $5 million. Holders of Series L shares receive fixed rate cumulative preferred cash dividends and will have the right to convert into Class AAA Series M preferred shares receiving floating rate cumulative preferred cash dividends, subject to certain conditions, on September 30, 2014 and on September 30 every five years thereafter.

Holders of the Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem the outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 20: COMMON EQUITY

(a) Common shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	2009	2008
Common shares outstanding, beginning of year	391,118,440	392,805,608
Shares issued as a result of exercise of options	523,950	581,432
Shares issued as a result of equity offering	109,250,000	—
Dividend reinvestment	471,550	—
Shares repurchased for cancellation	—	(2,268,600)
Common shares outstanding, end of year	501,363,940	391,118,440

In the third quarter of 2009, the company issued 109.2 million common shares generating cash proceeds of approximately $1.02 billion, net of share issuance costs of $22 million, prior to the recognition of an income tax benefit of $6 million. Common shares issued under the company’s dividend reinvestment plan were $5 million for the year ended December 31, 2009 (2008 – nil).

The maximum number of shares reserved for issuance under the company’s Share Option Plan is 39,000,000 (2008 – 39,000,000).

During 2009, the exercise of options issued under the company’s share option plan generated cash proceeds of $2 million (2008 - $5 million).

(b) Accumulated other comprehensive income (loss)

As of December 31, 2009 and 2008, accumulated other comprehensive income (loss) consists of the following amounts:

	Balance as at Dec. 31
(Millions)	2009	2008
Unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities	$75	$12
Losses on derivatives designated as cash flow hedges, net of taxes and non-controlling interests(1)	(20)	(19)
Accumulated other comprehensive income (loss)	$55	$(7)

(1)Includes losses of $5 million which will be reclassified to interest expense over the next 12 months (2008 - $4 million)

(c) Earnings per share

Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions)	2009	2008
Net income from continuing operations	$253	$705
Preferred share dividends	(7)	(3)
Net income from continuing operations available to common shareholders	$246	$702

Net income	$317	$700
Preferred share dividends	(7)	(3)
Net income available to common shareholders	$310	$697

Weighted average shares outstanding – basic	430.7	392.3
Unexercised dilutive options	1.5	0.9
Weighted average shares outstanding – diluted(1)	432.2	393.2
 (1) The diluted weighted average shares outstanding excludes 14 million shares in 2009 as the options were anti-dilutive

NOTE 21: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2009, the company granted 6,241,505 stock options (2008 - 2,155,299), under the Share Option Plan with a weighted average exercise price of $6.49 per share (2008 - $18.66 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 18, 2009. At the grant date, the options each had a weighted average fair value of $0.28 (2008 - $5.38) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2008 - 34%), a weighted average dividend yield of 5.0% (2008 - 3.3%) and a risk free interest rate of 2.3% (2008 - 3.4%). The resulting total compensation of $2 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2009 under the company’s share option plan:

Issue Date	Expiry Date	Number of Shares	Weighted Average Exercise Price
2000	2010	86,962	$7.36
2001	2011	582,912	8.51
2002	2012	979,571	8.47
2003	2013	901,458	9.09
2004	2014	1,403,353	13.78
2005	2015	828,602	17.10
2006	2016	818,058	20.64
2007	2017	1,497,021	31.50
2008	2018	2,110,299	18.99
2009	2019	6,140,529	6.49
Total		15,348,765	$13.00

The change in the number of options during 2009 and 2008 is as follows:

		2009	2008
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price
Outstanding, beginning of year	9,793,216	$16.29	8,221,097	$11.77
Granted	6,241,505	6.17	2,155,299	18.66
Exercised	(523,957)	(5.91)	(581,436)	(8.34)
Expired / Forfeited	(161,999)	(12.23)	(1,744)	(14.31)
Outstanding, end of year	15,348,765	$13.00	9,793,216	$16.29
Exercisable at end of year	6,095,395	$14.63	5,174,428	$11.69

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors’ fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

At December 31, 2009, the company had a total of 1,174,748 deferred share units outstanding (December 31, 2008 - 1,054,590) of which 1,171,951 were vested (December 31, 2008 - 1,042,147).

Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2009 was $6 million (2008 - $6 million).

NOTE 22: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Revenue

The components of revenue are as follows:

(Millions)	2009	2008(1)
Revenue from commercial property operations	$2,204	$2,216
Revenue from residential development operations	451	505
	2,655	2,721
Interest and other income(2)	21	52
Total	$2,676	$2,773

(1) Comparative figures have been reclassified to conform to the current year’s presentation
(2) Represents revenue component only - excludes impact of foreign exchange gains and losses (non-revenue) associated with the company’s net Canadian dollar denominated monetary assets

(b) Commercial property operations

The company’s commercial property operations from continuing operations are as follows:

(Millions)	2009	2008(1)
Revenue	$2,204	$2,216
Property operating costs	(882)	(908)
Commercial property net operating income	$1,322	$1,308

(1) Comparative figures have been reclassified to conform to the current year’s presentation

Revenue earned from operating leases for the year ended December 31, 2009 was $2,165 million (2008 – $2,173 million). Included in revenue is net amortization of above- and below-market leases amounting to $123 million (2008 – $139 million). The company also earns fee revenue for property management, leasing and third party service fees. Fee revenue was $39 million for the year ended December 31, 2009 (December 31, 2008 - $43 million).

For the year ended December 31, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% of total U.S. revenues (December 31, 2008 – 11%). For the year ended December 31, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% of total Canadian revenues (December 31, 2008 – 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 8% of total revenue for the year ended December 31, 2009 (December 31, 2008 – 8%).

For the year ended December 31, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% of total U.S. commercial property revenues (December 31, 2008 – 12%). For the year ended December 31, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% of total Canadian commercial property revenues (December 31, 2008 – 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 10% of total commercial property revenue for the year ended December 31, 2009 (December 31, 2008 – 10%).

Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2010	2011	2012	2013	2014
Rental revenue	$1,444	$1,307	$1,259	$1,111	$883

(c) Residential development operations

Residential development net operating income fluctuates depending on the timing of closings. The results of the company’s residential development operations are as follows:

(Millions)	2009	2008
Revenue	$451	$505
Expenses	(337)	(361)
Residential development net operating income	$114	$144

Residential development expenses for the year ended December 31, 2009 includes $234 million (2008 - $272 million), representing the carrying value of land under development and housing inventory sold in the period, $17 million (2008 - $3 million) related to impairment losses recognized in the year, and $86 million (2008 - $86 million) of other expenses including $27 million (2008 - $17 million) representing interest capitalized on properties sold in the year.

(d) Interest and other income

Interest and other income was $44 million for the year ended December 31, 2009 (2008 - $67 million). Of this amount, $8 million represents interest income for the year ended December 31, 2009 (2008 - $16 million) with the remainder related to other income, including foreign exchange gains of $23 million (2008 – gains of $15 million) resulting from the translation of net monetary liabilities that are denominated in foreign currencies held by integrated foreign subsidiaries.

NOTE 23: OTHER

The company realized $6 million of net foreign exchange gains resulting from reductions in the company’s net investment in its self-sustaining Canadian subsidiaries as a result of dividends and equity distributions (2008 - $24 million).

Additionally, the company recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 16 for further details.

NOTE 24: GUARANTEES, CONTINGENCIES AND OTHER

(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

As of December 31, 2009, the company has commitments totaling C$20 million to third parties for the re-cladding and re-positioning of First Canadian Place in Toronto.

In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2009, these guarantees amounted to $76 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the lives of the projects, which range from two to 11 years. The value of the guarantees is reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.

During the year, the company has provided other guarantees which amounted to $26 million as at December 31, 2009 that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the lives of the projects, which range from two to 11 years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

Brookfield Properties does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2009 is $8 million (2008 - $12 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.

(c) Brookfield Properties maintains insurance on its properties. The company maintains all risk property insurance and rental value coverage on its properties (including coverage for the perils of flood, earthquake and named windstorm). Brookfield Properties’ all risk policy limit is $1.5 billion per occurrence. Brookfield Properties’ earthquake limit is $300 million per occurrence and in the annual aggregate for the company’s California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

With respect to Brookfield Properties’ U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation (“Realrisk”), a wholly-owned captive insurance company; Realrisk continues to provide protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, the company expects Realrisk to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.

The company’s Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.

NOTE 25: CAPITAL MANAGEMENT AND LIQUIDITY

The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2009, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 6.30%.

The following schedule details the components of the company’s capital as at December 31, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Liabilities
Commercial property debt	4.81%	5.07%	$11,475	$11,704
Residential debt	4.01%	3.87%	177	434
Capital securities – corporate	5.42%	5.42%	1,009	882
Capital securities – fund subsidiaries(3)	10.00%	10.00%	415	711
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	511	212
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	64	68
Preferred equity - subsidiaries	4.83%	4.19%	363	313
Shareholders’ equity
Preferred equity - corporate	6.20%	3.68%	304	45
Common equity(5)	12.00%	12.00%	6,077	3,023
Total(6)	6.30%	5.30%	$20,395	$17,392

(1)As a percentage of average book value unless otherwise noted
(2)Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares
(3)Assuming 10% return on co-invested capital
(4)Assuming 12% return on co-invested capital
(5)Determined on a market value basis
(6)In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 66% of gross book value. This level of indebtedness is considered by the company to be within its target.

Capital securities – fund subsidiaries and Non-controlling interest – fund subsidiaries  The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.

Capital securities – corporate, Preferred equity – subsidiaries and Preferred equity – corporate. These represent sources of capital to the company, without dilution to the common equity base.

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at December 31, 2009, the company was in compliance with all of its covenants.

The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.

The principal liquidity needs for periods beyond the next 12 months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2009, the average term to maturity of the company’s commercial property debt was five years, close to its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)(2)(3)	$13,887	$1,248	$6,225	$3,106	$3,308
Capital securities - corporate(3)	1,254	245	90	450	469
Residential development debt	183	136	47	―	―
Capital securities – fund subsidiaries	17	17	―	―	―
Derivatives	9	10	(1)	―	―
1625 Eye Street loan	156	6	13	13	124

(1)Net of transaction costs
(2)Includes $156 million of debt associated with discontinued operations
(3)Includes repayment of principal and interest

NOTE 26: FINANCIAL INSTRUMENTS

(a) Derivatives and hedging activities

The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and
•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 21).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging

The following table provides details on derivatives in interest rate hedging relationships outstanding as at December 31, 2009 and 2008:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item
December 31, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(7)	Interest payments on LIBOR debt
	Interest rate cap	160	2%	2010	nil	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
(1) For interest rate swaps, receive LIBOR

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 – nine years) as the hedged interest payments occur.

At December 31, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Other derivatives

At December 31, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, which were not designated in a hedge relationship. The aggregate fair value of these contracts at December 31, 2009 was nil.

At December 31, 2009, the company had a total return swap under which it receives the returns on a notional 1,088,686 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $14 million at December 31, 2009 (December 31, 2008 - $9 million loss) based on the market price of the underlying shares at that date. For the year ended December 31, 2009, gains of $4 million in connection with the swap have been recorded in general and administrative expense (2008 – losses of $11 million).

(b) Fair value of non-derivative financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value of non-derivative financial instruments approximates fair value, except for those noted in the following table:

	2009		2008
(Millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Real estate mortgages and loan receivable	$128	Approximates carrying	$21	Approximates carrying
Residential receivables and other assets	343	Approximates carrying	241	Approximates carrying
Investments	96	Approximates carrying	—	—
Financial liabilities
Commercial property debt	11,475	11,008	11,704	11,545
Land development debt	177	Approximates carrying	434	Approximates carrying
Capital securities - corporate	1,009	Approximates carrying	882	Approximates carrying
Loan payable	92	Approximates carrying	—	—

(c) Fair value hierarchy

The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

(gain (loss) $ in millions)	Level 1	Level 2	Level 3	Total
December 31, 2009
Interest rate derivatives	—	$(4)	—	$(4)
Total return swaps	—	(8)	—	(8)
Cash and cash equivalents	176	—	—	176
Restricted cash and deposits	101	—	—	101
December 31, 2008
Interest rate derivatives	—	$(1)	—	$(1)
Total return swaps	—	(9)	—	(9)
Cash and cash equivalents	157	—	—	157
Restricted cash and deposits	116	—	—	116

(d) Market risk

Interest rate risk

The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)
Corporate revolver	$—
Credit facility from Brookfield Asset Management, Inc.	—
Term facility	1
Variable rate commercial property debt	38
Variable rate land development debt	2
Fixed rate commercial property debt due within one year	—
Total	$41

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk

The company is structured such that its foreign operations are primarily self-sustaining. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$469 million. The company has designated C$950 million of financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at December 31, 2009, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $95 million and net income by $46 million, on a pre-tax basis.

Equity price risk

The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,088,686 Brookfield Properties’ common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

(e) Credit risk

Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 12% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on real estate mortgages and secured loans in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages and secured loans.

Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.

NOTE 27: OTHER INFORMATION

(a) Supplemental cashflow information

Years ended December 31 (Millions)	2009		2008
Acquisitions of real estate	$	―	$16
Mortgages and other balances assumed on acquisition		―	―
Net acquisitions	$	―	$16
Dispositions of real estate Mortgages assumed by purchasers		$69 (53)	$420 ―
Net dispositions		$16	$420
Cash taxes paid		$39	$18
Cash interest paid		$661	$818

(b) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

(c) During 2009, interest expense included $18 million (2008 - $16 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(d) Amortization of intangible assets and liabilities for the year ended December 31, 2009 was $117 million (2008 – $158 million).

(e) Included in cash and cash equivalents is $3 million of short-term deposits at December 31, 2009 (December 31, 2008 – nil).

(f) During 2009, the company recorded income from equity accounted investments of $3 million (2008 - $9 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and nil was recorded in interest and other (2008 - $3 million and $6 million, respectively).

NOTE 28: SUBSEQUENT EVENTS

Subsequent to the end of 2009, the company issued 11.5 million Class AAA Series N preferred shares at C$25 per share.

NOTE 29: RELATED PARTIES

The company has a $300 million credit facility with Brookfield Asset Management Inc., the company’s parent. At December 31, 2009, the balance drawn on this facility was nil (December 31, 2008 – nil). Interest expense related to this indebtedness totaled $1 million for the year ended December 31, 2009 (2008 – nil). As at December 31, 2009, the company had approximately $15 million (December 31, 2008 – $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. Interest expense related to this indebtedness was nil for the year ended December 31, 2009 (2008 – nil). The company also has an unsecured balance on deposit with Brookfield Asset Management Inc. of $648 million as of December 31, 2009 which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 – nil). Interest income related to this loan totaled $2 million for the year ended December 31, 2009 (2008 – nil), respectively.

Brookfield Asset Management Inc. owns $200 million of the company’s Class AAA Series E capital securities with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2009 (2008 - $2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

In the fourth quarter of 2009, the company entered into a joint venture arrangement with a subsidiary of Brookfield Asset Management Inc., which involved the acquisition of non-voting common shares in a joint venture for $12 million and the contribution of a limited partnership interest in a residential development subsidiary, Carma Developers LP (“CDLP”), in exchange for a senior note secured by the transferred limited partnership interest.  The company consolidates the joint venture and the underlying investment in CDLP as the joint venture is a variable interest entity and the company will absorb the majority of the variability of the joint venture.  The equity investment in the joint venture of $12 million has been reflected as an acquisition of residential development lands with a fair value of $3 million, recognition of $69 million of future income tax assets that are more likely than not to be realized as a result of the transaction and a deferred credit of $58 million to be recognized in net income as the future income tax benefits are realized.  The transfer of the limited partnership interest in CDLP to the joint venture was recorded at its carrying value.

NOTE 30: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development				Total
(Millions)	2009	2008	2009	2008		2009	2008		2009	2008
Assets
Commercial properties	$12,893	$13,147	$2,060	$1,754	$	―	$	―	$14,953	$14,901
Development properties	559	624	754	601		1,259		1,196	2,572	2,421
Receivables and other	1,381	562	220	115		351		241	1,952	918
Intangible assets	494	612	23	25		―		―	517	637
Restricted cash and deposits	85	112	15	2		1		2	101	116
Cash and cash equivalents	101	97	66	59		9		1	176	157
Assets related to discontinued operations	299	290	―	―		―		―	299	290
Total	$15,812	$15,444	$3,138	$2,556		$1,620		$1,440	$20,570	$19,440

The carrying amounts of properties located in the United States and Canada at December 31, 2009 were $13,744 million and $3,781 million, respectively (2008 - $14,076 million and $3,246 million, respectively).

The following summary presents segmented financial information for the company’s principal areas of business for the year ended December 31:

Commercial							Residential
United States			Canada				Development				Total
(Millions)	2009	2008(1)	2009		2008		2009		2008		2009		2008
Revenues	$1,784	$1,777		$420		$439		$451		$505		$2,655	$2,721
Expenses	713	725		169		183		337		361		1,219	1,269
	1,071	1,052		251		256		114		144		1,436	1,452
Interest and other income	31	36		7		20		6		11		44	67
Net operating income from continuing operations	1,102	1,088		258		276		120		155		1,480	1,519
Interest expense
Commercial property debt	489	577		42		48		―		―		531	625
Capital securities – corporate	8	9		45		48		―		―		53	57
Capital securities – fund subsidiaries	(26)	(70)		―		―		―		―		(26)	(70)
General and administrative expense	63	72		48		46		―		―		111	118
Non-controlling interests
Fund subsidiaries	31	(22)		―		―		―		―		31	(22)
Other subsidiaries	―	―		11		20		―		―		11	20
Depreciation and amortization	432	470		63		69		―		―		495	539
Income before unallocated costs	105	52		49		45		120		155		274	252
Income taxes												66	(429)
Other												(45)	(24)
Net income from continuing operations												253	705
Discontinued operations	64	(127)		―		122		―		―		64	(5)
Net income												$317	$700
Acquisitions of commercial properties $	―	$16	$	―	$	―	$	―	$	―	$	―	$16
Dispositions of commercial properties	(69)	―		―		(420)		―		―		(69)	(420)
Commercial property tenant improvements	109	99		9		7		―		―		118	106
Development and redevelopment	28	164		107		230		―		―		135	394
Capital expenditures	44	57		13		20		―		―		57	77

 (1) Comparative figures have been reclassified to conform to the current year’s presentation

Total revenues earned in the United States and Canada for the year ended December 31, 2009 were $1,790 million and $865 million, respectively (2008 - $1,789 million and $932 million, respectively).